Exhibit 99.8

Valour Inc. Announces Change of Auditor

TORONTO, Feb. 03, 2023 -- Valour Inc. (the “Company” or “Valour”) (NEO: DEFI) (GR: RMJR) (OTCQB: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, announces that it has changed its auditors from RSM Canada LLP (“Former Auditor”) to BF Borgers CPA PC (“Successor Auditor”) effective as of February 3, 2023.

There were no reservations in the Former Auditor’s audit reports for any financial period during which the Former Auditor was the Company’s auditor. There are no “reportable events” (as the term is defined in National Instrument 51-102 – Continuous Disclosure Obligations) between the Company and the Former Auditor.

In accordance with National Instrument 51-102, the Notice of Change of Auditor, together with the required letters from the Former Auditor and the Successor Auditor, have been reviewed by the Company’s Audit Committee and will be filed on SEDAR accordingly.

About Valour

Valour Inc. is a technology company bridging the gap between traditional capital markets and decentralized finance. Our mission is to expand investor access to industry-leading decentralized technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://valour.com

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to: the appointment of a successor auditor of the Company; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by Valour and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

For further information, please contact: Investor Relations

ir@valour.com